THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

02 AUG 20 AM 11:49

82-3798

July 31, 2002

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549.

02049439

BY AIR MAIL

SUPPL

Dear Sirs,

Sub: Quaterly Unaudited Financial Results for the quarter ended on 30th June, 2002

Pursuant to Clause 41 of the Listing Agreement, we furnish herewith quarterly unaudited financial results for the first quarter ended on 30th June, 2002 approved by the Committee of Directors of the Company at their meeting held on 31st July, 2002.

Thanking you,

Yours faithfully,

Aonali N.

Asst. Company Secretary

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

Encl : As above.

dlw 8/28

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Unaudited Financial Results
for the quarter ended on 30th June,2002

[Rs.In crores]

Sr. No.	Particulars	Quarter ended on 30/06/2002	Quarter ended on 30/6/2001	Year ended on 31/03/2002 (6 Months) (Unaudited)
		(1)	(2)	(3)
1	Net Sales/Income from Operations	353.81	330.48	699.66
2	Other Income	1.45	2.30	4.48
3	Total Expenditure			
	a) (Increase)/decrease in stocks	(3.30)	(2.20)	9.36
	b) Consumption of raw materials and finished goods purchased	115.47	152.98	242.52
	c) Power & Fuel	37.00	46.01	74.78
	d) Stores consumption	28.70	30.84	56.98
	e) Staff cost	23.96	22.79	45.53
	f) Other expenditure	50.14	32.26	115.06
		251.97	282.68	544.23
4	Interest and Finance Costs (Net)	40.72	80.87	67.52
5	Gross Profit/(Loss) after Interest & Finance Costs but before extra-ordinary items,depreciation and taxation (1+2-3-4)	62.56	(30.77)	92.39
6	Depreciation	36.98	37.11	72.96
7	Provision for Taxation (including deferred taxation)	NIL	NIL	NIL
8	Net Profit/(Loss) (5+6-7)	25.58	(67.88)	19.43
9	Paid up Equity Share Capital (Face Value Rs.10/- per share)	139.64	100.55	139.64
10	Reserves (excluding Revaluation Reserve) as per Balance Sheet of previous accounting year			240.92
11	Basic Earning Per Share (Rs.) - (not annualised)	1.75	(7.61)	1.36

For The Arvind Mills Limited

Arvind N.Lalbhai
Chairman & Managing Director

Ahmedabad
31st July, 2002

Notes :

1 The Company has decided to close its previous financial year as on March 31, 2002 and hence the figures of the previous year are for six months only and are subject to audit.

2 (a) The Scheme of Arrangement with certain Creditors filed by the Company under Section 391 of the Companies Act, 1956 containing the debt restructuring plan (the Scheme), has been approved by the Hon'ble High Court of Gujarat vide its order dated April 8, 2002.

(b) The Scheme has become effective and is operative with retrospective effect and hence as per the provisions of the Scheme,the Company has provided interest at Restructured Rates for the quarter ended June 30,2002 as well as for the six months ended March 31, 2002.

(c) The said Scheme envisages reduction in rates of interest with retrospective effect from April 1, 2000, waiver of principal amounts on buy back of debt and waiver of accrued interest. The Company shall account for the same while finalising the accounts for the year ended on March 31, 2002.

3 Figures of previous Quarter/ year have been regrouped wherever necessary.

4 The above results have been taken on record by the Committee of Directors at their meeting held on July 31, 2002.

Arvind

SEGMENTWISE REVENUE, RESULTS AND CAPITAL EMPLOYEED

Rs. In Crores

	Quarter Ended 30.06.2002 (Unaudited)	Year Ended 31.3.2002 (6 months) (Unaudited)
Segment Revenue (Net Sales/ Income from Operations)		
a. Textiles	351.67	694.85
b. Others	2.10	4.75
Total	353.77	699.60
Less : Inter Segment Revenue	0.00	0.00
Add : Other Unallocable Income	0.04	0.06
Net Sales / Income from Operations	**353.81**	**699.66**
Segment Results (Profit and (Loss) before interest & Tax)		
a. Textiles	76.83	113.54
b. Others	-0.43	-2.15
Total	**76.40**	**111.39**
Less :		
a. Interest & Finance Charges (net)	40.72	67.53
b. Other unallocable expenditure net of un-allocable income	10.10	24.43
Total Profit Before Tax	**25.58**	**19.43**
Capital Employeed (Segment Assets - Segment Liabilities)		
a. Textiles	1757.48	1773.19
b. Others	16.56	18.25
C. Unallocable	730.59	984.97
Total Capital Employed in Company	**2504.63**	**2776.41**

Ahmedabad
31st July, 2002

For The Arvind Mills Limited

Arvind N.Lalbhai
Chairman & Managing Director

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad - 380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

02 AUG 20 AM 11:50

31st July, 2002

Securities & Exchange Commission
Office of International -
Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N. W.
WASHINGTON, DC 20549

BY AIR MAIL

Dear Sirs,

Sub.: Press Release by the Company

We are attaching herewith a copy of the Press Release being issued by the Company in respect of Quarterly Unaudited Financial Results for the first quarter ended on 30th June, 2002.

This is for your information.

Thanking you,

Yours faithfully,

Jagdish G. Dalal
Head (Legal & Secretarial)

Encl : As above.

Arvind

THE ARVIND MILLS LIMITED

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Arvind Mills registers net profit of Rs.25.58 crore for quarter ended June 2002

Editors Synopsis

- Arvind Mills reports smart turnaround in performance
- Sales rise to Rs 353.81 crores for first quarter ended June 2002
- Operating profit excluding other income jumps more than two fold to Rs 101.84 crores against Rs 47.8 crores.
- Operating margins rise sharply from 14% to 29%
- Worldwide revival in denim industry to continue
- Arvind Mills identifies garments packages business as a thrust area.

Arvind Mills Ltd., the third largest denim manufacturer in the world, has put all past financial distress behind and has reported turnaround in its operations for the first quarter ended June 2002. Sales and Operating Income for the quarter ended 30th June 2002 grew by 6.9% to Rs. 354 crores as compared to Rs. 331 crores for the quarter ended 30th June 2001. Export Sales contributed 50% of total sales for the first quarter.

The Denim Revenues grew by 7% in the first quarter to Rs 223 crores. Price realisations grew by 9% from Rs 89.58 in quarter ended 30th June 2001 to Rs 97.65 in quarter ended 30th June 2002.

Speaking on the company's financial performance Mr. Sanjay Lalbhai, Managing Director, said, "Having completed the financial restructuring, we are happy to have performed admirably in this quarter. The revival in the denim industry has been one of the major factors for the good performance. We have also taken several sustainable initiatives in terms of product innovations, value engineering and product improvements which are likely to protect the operating performance to a large extent should the denim cycle turn against the company."

Volumes are steady and at 22.8 million meters in quarter ended 30th June 2002 compared to 23.4 million meters in quarter ended 30th June 2001. The company has made significant inroads into some of the leading brands worldwide like Levi's, Gap, Mavi etc.

Naroda Road, Ahmedabad -380 025, India.
Phone : (079) 2203030 Fax : (079) 2201396

A MEMBER OF THE LALBHAI GROUP

Shirting revenues increased by 11% to Rs 72 crores in quarter ended 30th June 2002 against Rs 65 crores in quarter ended 30th June 2001. Volumes also increased in a same proportion by 12% in quarter ended 30th June 2002 to 6.72 million meters from 6.01 million meters in quarter ended 30th June 2001.

Operating Profits (EBIDTA) grew by 112.5% to Rs. 102 crores during the first quarter as against Rs 48 crores in the first quarter last year. The rise is operating profits is mainly on account of increased price realizations of denim besides several operational improvements undertaken during the last one year. Improvement in the operating performance during the quarter under review is mainly on account of higher denim realisations, lower cotton cost and utility cost.

AML posted Profit before Tax of Rs 26 crores in quarter ended 30th June 2002 as compared to Net Loss of Rs. 68 crores in quarter ended 30th June 2001. Interest & Finance Charges were Rs 41 crores in quarter ended 30th June 2002 against Rs 81 crores in quarter ended 30th June 2001. Depreciation was same at Rs 37 crores in quarter ended 30th June 2002 compared to Rs 37 crores in quarter ended 30th June 2001.

The Company has posted Cash Profit of Rs 63 crores as compared to a Cash Loss of Rs.31 crores.

The sharp reduction in the interest cost is on account of successful completion of debt restructuring exercise.